UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Explanatory Note

This 11-K/A amends the Annual Report on Form 11-K filed June 28, 2004 to add a page that was inadvertently omitted from the original filing.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2003 and 2002

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans

Administrative Committee

Fulton Financial Corporation

Profit Sharing Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

1.

Our audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/S/    CROWE CHIZEK AND COMPANY LLC

Columbus, Ohio

May 14, 2004

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Administrative Committee

Fulton Financial Corporation

Profit Sharing Plan

Lancaster, Pennsylvania

We have audited the accompanying statement of net assets available for plan benefits of Fulton Financial Corporation Profit Sharing Plan as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Fulton Financial Corporation Profit Sharing Plan as of December 31, 2002 and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland

May 13, 2003

3.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$77,582	$3,097
Investments	92,643,248	69,777,112
Participant loans	—	380

Receivables
Accrued Income	236,964	—
Employer contribution	6,921,190	5,832,463
Participant contributions	52,693	10,211

Total receivables	7,210,847	5,842,674

Total assets	99,931,677	75,623,263

LIABILITIES
Security transaction payable	11,673	—
Administrative expenses payable	32,343	—

Total liabilities	44,016	—

Net assets available for benefits	$99,887,661	$75,623,263

See accompanying notes to financial statements.

4.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income
Net appreciation/ (depreciation) in fair value of investments (Note 4)	$16,804,101	$(8,117,460)
Interest and dividends	1,192,491	930,889

	17,996,592	(7,186,571)
Contributions
Employer	6,921,189	5,832,463
Employee contributions	2,089,085	1,744,134
Employee rollovers	109,238	380,630

	9,119,512	7,957,227

Total additions	27,116,104	770,656

Deductions from net assets attributed to:
Benefits paid to participants	2,719,826	5,324,012
Administrative expenses	131,880	150,609

	2,851,706	5,474,621

Net increase (decrease)	24,264,398	(4,703,965)

Net assets available for benefits
Beginning of year	75,623,263	80,327,228

End of year	$99,887,661	$75,623,263

See accompanying notes to financial statements.

5.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation (Company) and its wholly owned subsidiaries that are not covered under the Company’s defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions: Participants in the Plan are classified as either “Category A” or Category B” participants. In general, a Category A participant is a participant who was employed by the Corporation prior to January 1, 1996. A Category B participant is generally an employee of the Corporation that was hired after December 31, 1995. Special rules apply in the case of employees who transfer to and from affiliates that do not participate in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year. For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation. In any particular year, the Plan sponsor has the option of determining a different contribution amount.

Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(Continued)

6.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of five years of credited service.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2003 and 2002, there were no forfeitures available. Forfeitures used to reduce the employer contribution for the plan year ended December 31, 2003 and 2002 were $282,326 and $195,222, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Securities which are traded on national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds and common trust funds are valued at the aggregate of the quoted market prices of the underlying securities.

Purchases and sales of securities are reflected on a trade date basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. Estimates of investment valuation are particularly subject to change in the near term.

(Continued)

7.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2003, approximately 22% of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31, 2003
	Units	Fair Value
Fulton Financial Corporation Common Stock	1,041,801	$22,224,142
Retirement Common Stock Fund	129,629	11,347,698
Retirement Fixed Income Fund	826,851	14,101,906
Fidelity Advisor Mid Cap Value Fund	343,510	7,811,418
American Century Small Company Fund	1,021,089	8,536,303
Vanguard 500 Index Fund	99,752	10,242,542
Goldman Sachs Financial Square Government Fund	11,743,446	11,743,446
MFS Value Fund	245,913	5,016,640

(Continued)

8.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 4 – INVESTMENTS (Continued)

	December 31, 2002
	Units	Fair Value
Fulton Financial Corporation Common Stock	896,948	$15,840,102
Retirement Common Stock Fund	126,467	8,909,605
Fidelity Advisor Mid Cap Value Fund	270,358	4,252,728
Fidelity Advisor Value Strategies Fund	219,128	4,347,498
Retirement Fixed Income Fund	861,400	14,256,172
Vanguard 500 Index Fund	85,866	6,968,057
Goldman Sachs Financial Square Government Fund	11,242,630	11,242,630

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $16,804,101 and $(8,117,460) as follows:

	2003	2002
Mutual funds	$9,014,052	$(6,226,463)
Common trust funds	2,710,086	(1,887,918)
Fulton Financial Corporation Common Stock	5,079,963	(3,079)

	$16,804,101	$(8,117,460)

NOTE 5 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $231,271 at December 31, 2003 and $0 at December 31, 2002.

NOTE 6 – PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $117,712 and $91,982 for 2003 and 2002, respectively. Fees paid to Smith, Elliott, Kearns & Company, the prior auditor for the Plan, totaled $7,200 and $7,075 for 2003 and 2002, respectively. Fees paid to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $6,968 and $50,295 for 2003 and 2002, respectively. At December 31, 2003 and 2002, the Plan had investments of $22,224,142 and $15,840,102, respectively, in Fulton Financial Corporation common stock. The Plan also has investments of $25,449,604 and $23,165,777 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2003 and 2002. Approximately $601,324 and $482,033 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2003 and 2002, respectively.

(Continued)

9.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – PLAN AMENDMENT

Effective January 1, 2003, the Plan was amended to cover eligible employees of Dearden, Maguire, Weaver & Barrett, Inc.

NOTE 9 - SUBSEQUENT EVENTS

Effective January 1, 2004, the Plan was amended to cover eligible employees of Premier Bank.

10.

SUPPLEMENTAL SCHEDULE

11.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost		(e) Current Value
Common Trust Fund

*	Fulton Financial Advisors	Retirement Fixed Income Fund	$	Ö	$14,101,906

*	Fulton Financial Advisors	Retirement Common Stock Fund		Ö	11,347,698

Mutual Funds

	MFS Investment Management	MFS Value Fund		Ö	5,016,640

	Vanguard	Vanguard 500 Index Fund		Ö	10,242,542

	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund		Ö	11,743,446

	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund		Ö	7,811,418

	American Century Investments, Inc.	American Century Small Company Fund		Ö	8,536,303

	Franklin Templeton Investments	Templeton Foreign Fund		Ö	1,618,504

	Goldman Sachs & Co.	Goldman Sachs Financial Square Prime Obligation Fund		Ö	649

Common Stock

*	Fulton Financial Corporation	Common Stock		Ö	22,224,142

					$92,643,248

*	Party-in-interest
Ö	All investments are participant directed, therefore, historical cost information is not required.

12.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION
PROFIT SHARING PLAN

By:	/S/ BERNADETTE TAYLOR

Date: June 25, 2004

13.

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1	Consent of Smith Elliott Kearns & Company

23.2	Consent of Crowe Chizek and Company LLC

14.